Filed by Nuveen Maryland Premium Income Municipal Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Companies:

Nuveen Maryland Premium Income Municipal Fund

Commission File No. 811-07486

Nuveen Maryland Dividend Advantage Municipal Fund

Commission File No. 811-09471

Nuveen Maryland Dividend Advantage Municipal Fund 2

Commission File No. 811-10349

Nuveen Maryland Dividend Advantage Municipal Fund 3

Commission File No. 811-21153

Closed-End Funds

NUVEEN CLOSED-END FUNDS PRODUCT UPDATE

FEBRUARY 2012

Nuveen Maryland Municipal Closed-End Fund Merger

As a valued business partner, we want to update you on an important Nuveen closed-end fund product initiative.

On October 28, 2011, the Board of Trustees for Nuveen closed-end funds approved the proposed mergers of the Nuveen Maryland municipal closed-end funds.

In the near future, your clients in the affected funds will be receiving proxy materials. In advance of this, we hope the links to the proxy materials and an overview of the proposed merger will help you address any questions regarding these proposals.

The specific merger proposal is outlined in the table below:

Acquiring Fund	Symbol	Acquired Fund	Symbol

Nuveen Maryland Premium Income Municipal Fund	NMY	• Nuveen Maryland Dividend Advantage Municipal Fund	NFM
		• Nuveen Maryland Dividend Advantage Municipal Fund 2	NZR

		• Nuveen Maryland Dividend Advantage Municipal Fund 3	NWI

The shareholder vote will be held at a special shareholder meeting which is scheduled for April 5, 2012.

The funds have engaged a proxy solicitation firm—Computershare Fund Services—to assist in soliciting the necessary votes in a timely manner. If enough shareholders do not cast their votes, a fund may not be able to hold its meeting and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. To reduce expense, and minimize phone calls to shareholders from the proxy solicitor, please urge your clients to vote as soon as possible.

Please click here to view the proxy statement.

Please click here to view an overview and frequently asked questions regarding the merger.

Thank you for your support of Nuveen closed-end funds. Should you have any further questions regarding the merger proposal or proxy process, please contact your Nuveen Service Team at 1-800-752-8700.

The joint proxy statement/prospectus related to the special meeting, as well as the Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds filed with the Securities and Exchange Commission (“SEC”), are accessible for free on the SEC’s website at www.sec.gov and on Nuveen’s website at www.nuveen.com. The information contained on Nuveen’s website is not a part of this document.

This information does not constitute an offer for sale of any securities. Shareholders and their financial advisors are urged to read the joint proxy statement/prospectus carefully as it contains important information regarding the proposals. Investors should carefully consider their investment objectives, risk tolerance, liquidity needs and tax liabilities. There can be no assurance that any fund will achieve its investment objectives.

NOT FDIC INSURED    NO BANK GUARANTEE    MAY LOSE VALUE

FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO THE PUBLIC.

Nuveen Investments | 333 West Wacker Drive | Chicago, IL 60606 | 800.752.8700 | www.nuveen.com